UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _________)*

Edgetech Services Inc.

(Name of Issuer)

Convertable Preferred Shares

(Title of Class of Securities)

28027N 10 9

(CUSIP Number)

Advisors LLC, 1158 Twenty-Sixth Street #528, Santa Monica, CA 90403: Phone (310) 857-6666    _____________________________________________________________________________

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 2, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a  statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.

Names of Reporting Person:

I.R.S. Identification Nos. of above person (entities only).:

Advisors LLC

2.

Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

[ n/a_]

(b)

[ n/a  ]

3.

SEC Use Only:

CUSIP No. 748 35U 10 9

4.

Source of Funds (See Instruction):

SC

5.

Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

n/a

6.

Citizenship or Place of Organization:        U.S.

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.

Sole Voting Power:       166,666,666

8.

Shared Voting Power:   n/a

9.

Sole Dispositive Power:    16,666,666

10.

Shared Dispositive Power:  n/a

11.

Aggregate Amount Beneficially Owned by Each Reporting Person   16,666,666

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):         n/a

13.

Percent of Class Represented by Amount in Row (11):            2/3

14.

Type of Reporting Person (See Instructions)                             CO

ITEM 1.

SECURITY AND ISSUER.

Convertabile Preferred Shares

Edgetech Services Inc.

1158 Twenty-Sixth Street #528, Santa Monica, CA 90403

ITEM 2.

IDENTITY AND BACKGROUND

(a)

Name: Advisors LLC

(b)

Address: 1158 Twenty-Sixth Street #528, Santa Monica, CA 90403

(c)

Principle business: Venture Capital

(d)

Criminal proceedings: n/a

(e)

Civil proceedings: n/a

(f)

Citizenship: US

ITEM 3.

SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Share exchange (Webs Biggest Inc.)

CUSIP No. 748 35U 10 9

ITEM 4.

PURPOSE OF TRANSACTION

a. The reporting person may acquire or dispose of securities of the issuer in the future.

b. No such transaction is currently planned.

c. No such transaction is currently planned.

d. No such transaction is currently planned other than those stated in the Stock Purchase Agreement dates June 1, 2005.

e. No change is planned.

f. No change is planned other than the addition of the Web's Biggest business to the business of the issuer pursuant to the Stock Purchase Agreement dated June 1, 2005.

g. No change is planned.

h. No change is planned.

i. No change is planned.

j. No such actions are planned.

ITEM 5.

INTEREST IN SECURITIES OF THE ISSUER.

a. 16.667 million convertible preferred shares of the issuer

b. The 16.667 million convertible preferred shares of the issuer may convert into common voting stock of the issuer at a rate of 1 convertible preferred to 25.353 common. The holder of the convertible preferred holds the voting rights equal to 25.353 votes for each convertible preferred share.

c. The persons named in (a) did not conduct any transactions in the last six months that affected the class of securities that are the subject of this filing.

d. No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

e. Not applicable.

ITEM 6.

CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Advisers LLC had entered into an agreement with Southbase International Limited prior to the acquisition of Web's Biggest Inc. by the issuer. The agreement provides for Southbase to acquire 8.33 million convertible preferred shares of the issuer that are owned by Advisers LLC.

ITEM 7.

MATERIAL TO BE FILED AS EXHIBITS.

EX-1 2 spa.htm

WEB’S BIGGEST, INC.

COMMON STOCK PURCHASE AGREEMENT

         This agreement (the "AGREEMENT") is made effective as of June 1, 2005 (the "EFFECTIVE DATE"), by and between Web’s Biggest, Inc., a California corporation (the "COMPANY") and Edgetech Services Inc., a Nevada corporation (the "PURCHASER") and Advisors LLC, an Iowa Limited Liability Corporation and Xavier Roy (collectively the “Sellers”).

CUSIP No. 748 35U 10 9

SECTION 1

SALE OF COMMON STOCK

         1.1 SALE OF COMMON STOCK. Subject to the terms and conditions hereof, the Seller will sell to the Purchaser and the Purchaser will buy from the Seller a total of 100 shares of The Company, representing 100% of the issued and outstanding shares of The Company, at the aggregate purchase price of $19,014,975 in return for 25,000,000 (twenty five million) new Convertible Preferred Shares of the Purchaser to be issued at per share price of $0.76. The Preferred Shares issued to the Sellers will be convertible at a rate of 25.3533 shares of Purchaser Common Stock for each share of Purchaser Preferred Stock. At any future shareholder meeting of the Purchaser beyond the Closing, the rightful owners of the Purchaser Convertible Preferred Stock will be entitled to voting rights equal to the number of Purchaser Common Stock that the Purchaser Convertible Preferred Stock may convert into notwithstanding the fact the Purchaser Convertible Preferred Stock has not been converted to Purchaser Common stock. Sellers may convert Convertible Purchaser Preferred Stock at any time by providing written instructions to the Company Secretary of the Purchaser instructing the Secretary to convert the Convertible Purchaser Preferred Stock into Purchaser Common Stock.

SECTION 2

CLOSING DATE; DELIVERY

         2.1 CLOSING. The closing (the "CLOSING") shall be held as promptly as practicable after satisfaction of the closing conditions in Section 4 and Section 5 of this Agreement (the date and time of the Closing is hereinafter referred to as the "CLOSING DATE").

         2.2 DELIVERY AND PAYMENT. At the Closing, the Company will deliver to the Purchaser, with respect to the Shares being purchased at the Closing, certificates, registered in the Purchaser's name, representing the number of Shares to be purchased by the Purchaser at the Closing, against payment of the aggregate purchase price of $$19,014,975. The purchase price shall be paid in shares of Purchaser Preferred Stock. The authorized capital of the Purchaser must be increased pursuant to a resolution put to shareholders of the Purchaser in a future shareholder meeting in order to enable all of the Convertible Purchaser Preferred Stock to be

CUSIP No. 748 35U 10 9

converted to Purchaser Common Stock. The Purchaser agrees that the Sellers of the Company will be entitled to vote at said meeting.

2.3 INVESTMENT. On Closing The Company agrees to allocate US$250,000 to be invested in the general business operations of the Purchaser.

2.4 SHARE BUY BACK. The shareholders of the Company and its nominated Director (s) agree to adopt a resolution at the first meeting of the Board of Directors to be held after Closing to establish a Share Buy Back Plan to repurchase up to 20,000,000 of the issued and outstanding stock of the Purchaser.

2.5 BOARD OF DIRECTORS. At Closing, the Purchaser will hold a meeting of the Board of Directors for the purpose of adopting a resolution to appoint Xavier Roy to the position of Chairman and CEO of the Purchaser, Shawn Manesh to the position of independent Director and to accept the resignations of all current members of the Board Of Directors of the Purchaser with the exception of Tae Ho Kim who shall remain a Director of the Purchaser.

SECTION 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND THE SELLER

         The Company represents and warrants to the Purchaser that, as of the date of the Closing:

         3.1      ORGANIZATION AND QUALIFICATION; SUBSIDIARIES

                  (a)      Company and each directly and indirectly owned subsidiary of Company (the "COMPANY SUBSIDIARIES") has been duly organized and is validly existing and in good standing (to the extent applicable) under the laws of the jurisdiction of its incorporation or organization, as the case may be, and has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. Company and each Company Subsidiary is duly qualified or licensed to do business, and is in good standing (to the extent applicable), in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that could not reasonably be expected to have, individually or in the aggregate, any change in or effect on the business of Company and the Company Subsidiaries that, individually or in the aggregate (taking into account all other such changes or effects), is, or is reasonably likely to be, materially adverse to the business, assets, liabilities, financial condition, results of operations or prospects of Company and the Company Subsidiaries, taken as a whole (a MATERIAL ADVERSE EFFECT")

         3.2 CAPITALIZATION. The authorized capital stock of Company consists of 100 shares of Company Common Stock. As of the date hereof 100 shares of Company Common Stock are issued and outstanding, all of which are validly issued, fully paid and nonassessable. No shares of Company Common Stock are held in the treasury of Company. No shares of Company Common Stock are held by Company Subsidiaries.

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         3.3 CORPORATE POWER; AUTHORIZATION. Company and the Seller have all necessary corporate power and authority to execute and deliver this Agreement.

         3.4     NO CONFLICT; REQUIRED FILINGS AND CONSENTS.

                  (a)      The execution and delivery of the Authorized Agreements by Company do not, and the performance by Company of its obligations hereunder and under each such agreement and the sale of the Shares will not, (i) conflict with or violate any provision of the certificate of incorporation or bylaws of Company or any equivalent organizational documents of any Company Subsidiary, (ii) assuming that all filings and notifications described in Section 3.5(b) have been made, conflict with or violate any Law applicable to Company or any Company Subsidiary or by which any property or asset of Company or any Company Subsidiary is bound or affected or (iii) result in any breach of or constitute a default (or an event which with the giving of notice or lapse of time or both could reasonably be expected to become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of Company or any Company Subsidiary pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation.

                  (b) The execution and delivery of this Agreement by Company do not, and the performance by Company of its obligations hereunder and the sale of the Shares will not, require any consent, approval, authorization or permit of, or filing by Company with or notification by Company to any United States Federal, state or local or any foreign governmental, regulatory or administrative authority, agency or commission or any court, tribunal or arbitral body (a "GOVERNMENTAL ENTITY"), except pursuant to applicable requirements of the Exchange Act, the Securities Act of 1933, as amended (the "SECURITIES ACT"), Blue Sky Laws and the rules and regulations of the NASD.

         3.5 PERMITS; COMPLIANCE WITH LAWS. Company and the Company Subsidiaries are in possession of all material franchises, grants, authorizations, licenses, establishment registrations, product listings, permits, easements, variances, exceptions, consents, certificates, identification and registration numbers, approvals and orders of any Governmental Entity necessary for Company or any

Company Subsidiary to own, lease and operate its properties or to offer or perform its services or to develop, produce, store, distribute and market its products or otherwise to carry on its business as it is now being conducted (collectively, the "COMPANY PERMITS"), and, as of the date of this Agreement, none of the Company Permits has been suspended or cancelled nor is any such suspension or cancellation pending or, to the knowledge of Company, threatened. Neither Company nor any Company Subsidiary is in conflict with, or in default or violation of, (i) any Law applicable to Company or any Company Subsidiary or by which any property or asset of Company or any Company Subsidiary is bound or affected or (ii) any Company Permits except for such conflicts, defaults or violations which could not in the aggregate be reasonably expected to have a Material Adverse Effect. Neither Company nor any Company Subsidiary has received from any Governmental Entity any written notification with respect to possible conflicts, defaults or violations of Laws.

         3.6 ABSENCE OF CERTAIN CHANGES OR EVENTS. Company and the Company Subsidiaries have conducted their businesses only in the ordinary course consistent

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with past practice and there has not been (i) any Material Adverse Effect on the Company, (ii) any event that could reasonably be expected to prevent or materially delay the performance of Company's obligations pursuant to this Agreement and the sale of the Shares by Company.

         3.7 EMPLOYEE BENEFIT PLANS; LABOR MATTERS.

                  (a) The Company currently does not have an employee benefit plan.

                  (f) Company does not have any non at will employee agreements.

                  (g) Neither Company nor any Company Subsidiary is a party to, or has any obligations under or with respect to, any collective bargaining or other labor union contract applicable to persons employed by Company or any Company Subsidiary and no collective bargaining agreement is being negotiated by Company or any Company Subsidiary or any person or entity that may obligate the Company or any Company Subsidiary thereunder. As of the date of this Agreement, there is no labor dispute, strike, union organizing activity or work stoppage against Company or any Company Subsidiary pending or, to the knowledge of Company, threatened or may interfere with the respective business activities of Company or any Company Subsidiary. As of the date of this Agreement, to the knowledge of Company, none of Company, any Company Subsidiary, or any of their respective representatives or employees has committed any unfair labor practice in connection with the operation of the respective businesses of Company or any Company Subsidiary, and there is no charge or complaint against Company or any Company Subsidiary by the National Labor Relations Board or any comparable Governmental Entity pending or threatened in writing.

         3.8 CONTRACTS. Neither Company nor any Company Subsidiary is in violation of or in default under (nor does there exist any condition which with the passage of time or the giving of notice could reasonably be expected to cause such a violation of or default under) any contract or agreement that is material to the business, assets, liabilities, financial condition or results of operations of Company and Company Subsidiaries, taken as a whole (each, a "MATERIAL CONTRACT"). Each Material Contract is in full force and effect and is a legal, valid and binding obligation of Company or a Company Subsidiary and, to the knowledge of Company, each of the other parties thereto, enforceable in accordance with its terms.

         3.9 LITIGATION . There is no suit, claim, action, proceeding or investigation pending or, to the knowledge of Company, threatened against Company or any Company Subsidiary that could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company or materially interfere with Company's ability to consummate the transactions contemplated hereby, and, to the knowledge of Company, there are no existing facts or circumstances that could reasonably be expected to result in such a suit, claim, action, proceeding or investigation. Company is not aware of any facts or circumstances which could reasonably be expected to result in the denial of insurance coverage under policies issued to Company and Company Subsidiaries in respect of such suits, claims, actions, proceedings and investigations, except in any case as could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Neither Company nor any Company Subsidiary is subject to any outstanding order, writ, injunction or decree which could

CUSIP No. 748 35U 10 9

reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company or materially interfere with Company's ability to consummate the transactions contemplated hereby.

         3.10 ENVIRONMENTAL MATTERS. To the Company's knowledge, except as could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (i) Company and the Company Subsidiaries are in compliance with all applicable Environmental Laws and all Company Permits required by Environmental Laws; (ii) all past noncompliance of Company or any Company Subsidiary with Environmental Laws or Environmental Permits has been resolved without any pending, ongoing or future obligation, cost or liability; and (iii) neither Company nor any Company Subsidiary has released a Hazardous Material at, or transported a Hazardous Material to or from, any real property currently or formerly owned, leased or occupied by Company or any Company Subsidiary, in violation of any Environmental Law. For purposes of this Agreement, "ENVIRONMENTAL LAW" shall mean any Law and any enforceable judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree or judgment, relating to pollution or protection of the environment or natural resources, including, without limitation, those relating to the use, handling, transportation, treatment, storage, disposal, release or discharge of Hazardous Material, as in effect as of the date hereof. "ENVIRONMENTAL PERMIT" shall mean any permit, approval, identification number, license or other authorization required under or issued pursuant to any applicable Environmental Law. "HAZARDOUS MATERIAL" shall mean (i) any petroleum, petroleum products, by-products or breakdown products, radioactive materials, asbestos-containing materials or polychlorinated biphenyls or (ii) any chemical, material or substance defined or regulated as toxic or hazardous or as a pollutant or contaminant or waste under any applicable Environmental Law.

         3.11 INTELLECTUAL PROPERTY. All patents (including, without limitation, all U.S. and foreign patents, patent applications, patent disclosures, and any and all divisions, continuations, continuations-in-part, reissues, re-examinations and extensions thereof), design rights, trademarks, trade names and service marks (whether or not registered), trade dress, Internet domain names, copyrights (whether or not registered) and any renewal rights, database usage rights, statistical models, technology, inventions, supplier lists, trade secrets, know-how, computer software programs or applications in both source and object code form, databases, technical documentation of such software programs ("TECHNICAL DOCUMENTATION"), registrations and applications for any of the foregoing and all other tangible or intangible proprietary information or materials that are or have been used in (including, without limitation, in the development of) Company's business and/or in any product, technology or process (i) currently being or formerly manufactured, published or marketed by Company or (ii) previously or currently under development for possible future manufacturing, publication, marketing or other use by Company are hereinafter referred to as the "COMPANY INTELLECTUAL

PROPERTY."

                  (a) All of Company's patents, patent applications, registered trademarks, and trademark applications, and registered copyrights remain in good standing with all fees and filings due as of the Closing Date duly made.

CUSIP No. 748 35U 10 9

                  (b) Company Intellectual Property contains only those items and rights which are: (i) owned by Company; (ii) in the public domain; or (iii) rightfully used by Company pursuant to a valid and enforceable license or other permission by owner (the "COMPANY LICENSED INTELLECTUAL PROPERTY"). Company has all rights in Company Intellectual Property necessary to carry out Company's current activities (and had all rights necessary to carry out its former activities at the time such activities were being conducted), including without limitation, to the extent required to carry out such activities, rights to make, use, reproduce, modify, adopt, create derivative works based on, translate, distribute (directly and indirectly), transmit, display and perform publicly, license, rent and lease and, other than with respect to Company Licensed Intellectual Property, assign and sell, Company Intellectual Property.

                  (c) To the best of Company's knowledge, the reproduction, manufacturing, distribution, licensing, sublicensing, sale or any other exercise of rights in any Company Intellectual Property, product, work, technology or process necessary for operation of Company's business as presently conducted by Company does not infringe on any rights in patent, design right, trademark, trade name, service mark, trade dress, Internet domain name, copyright, database, statistical model, technology, invention, supplier list, trade secret, know-how, computer software program or application of any person, anywhere in the world. Other than with respect to Company Licensed Intellectual Property, no claims (i) challenging the validity, effectiveness or, ownership by Company of any Company Intellectual Property, or (ii) to the effect that the use, distribution, licensing, sublicensing, sale or any other exercise of rights in any product, work, technology or process as now used or offered for use, licensing, sublicensing or sale by Company or its agents or use by its customers infringes or will infringe on any intellectual property or other proprietary or personal right of any person, have been asserted or, to the knowledge of Company, are threatened by any person, nor are there, to Company's knowledge, any valid grounds for any bona fide claim of any such kind. All of the rights within Company Intellectual Property (except with respect to Company Licensed Property), and to Company's knowledge, all the rights in Company's Licensed Intellectual Property, necessary for use in the operation of the Company's business by Company as presently conducted are enforceable and subsisting. To the knowledge of Company, there is no unauthorized use, infringement or misappropriation of any Company Intellectual Property by any third party, employee or former employee.

         3.12 BROKERS. No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the sale of Shares based upon arrangements made by or on behalf of Company.

         3.13 CERTAIN BUSINESS PRACTICES. Neither Company nor any Company Subsidiary nor any directors, officers, agents or employees of Company or any Company Subsidiary (in their capacities as such) has not made any unlawful payment.

SECTION 4

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER.

         The Purchaser hereby severally represents and warrants to the Company

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as follows:

         4.1 ORGANIZATION AND QUALIFICATION; SUBSIDIARIES. Each of Purchaser and its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted, except where the failure to do so would not, individually or in the aggregate, have a Material Adverse Effect on Purchaser. Each of Purchaser and its subsidiaries is in possession of all Approvals necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted, except where the failure to have such Approvals would not, individually or in the aggregate, have a Material Adverse Effect on Purchaser. Each of Purchaser and its subsidiaries is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing that would not, either individually or in the aggregate, have a Material Adverse Effect on Purchaser.

         4.2 CERTIFICATE OF INCORPORATION AND BYLAWS. Purchaser holds complete and correct copies of its certificate of incorporation and bylaws.

         4.3 CAPITALIZATION. (i) The authorized capital stock of Purchaser consists of 600,000,000 shares of Purchaser Common Stock at par value of $0.001. There are 70,425,950 shares of Purchaser Common Stock issued and outstanding as the date of Closing. There are no pending issues of Common Stock as at the date of Closing. (ii) The Purchaser has a stock option plan enabling it to grant options for up to 2,800,000 shares of Common Stock to directors and employees of the Purchaser. The exercise price of all stock options granted under the stock option plan must be at least equal to the fair market value (subject to regulated discounts) of such shares of common stock on the date of grant.  Stock options granted to directors and employees of Purchaser generally have a life of five years and frequently vest equally over the first three years. There are 1,035,000 Stock Options outstanding as at the date of Closing with a weighted average stock price of $0.35 cents. (iii) There are no outstanding warrants that remain unexpired as at the date of Closing. (iv) The Purchaser may issue up to 25,000,000 (twenty five million) shares of Purchaser Preferred Stock.

         4.4 AUTHORITY RELATIVE TO THE AUTHORIZED AGREEMENTS. Purchaser has all necessary corporate power and authority to perform its obligations under the transactions contemplated under the Authorized Agreements.

         4.5      NO CONFLICT; REQUIRED FILINGS AND CONSENTS.

                  (a) The execution of this Agreement by Purchaser shall not, (i) conflict with or violate the certificate of incorporation, bylaws or equivalent organizational documents of Purchaser or any of its subsidiaries, (ii) subject to compliance with the requirements set forth in Section 4.5(b) below, conflict with or violate any law, rule, regulation, order, judgment or decree applicable to Purchaser or any of its

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subsidiaries or by which it or their respective properties are bound or affected, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair Purchaser's or any such subsidiary's rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of Purchaser or any of its subsidiaries pursuant to, any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Purchaser or any of its subsidiaries is a party or by which Purchaser or any of its subsidiaries or its or any of their respective properties are bound or affected, except to the extent such conflict, violation, breach, default, impairment or other effect could not in the case of clauses (ii) or (iii) individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Purchaser.

                  (b) The execution of this Agreement by Purchaser shall not require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity except (i) for applicable requirements, if any, of the Securities Act, the Exchange Act, Blue Sky Laws, the rules and regulations of the NASD, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, (x) would not prevent the sale of Shares and issuance of Warrant or otherwise prevent Purchaser from performing their respective obligations under this Agreement or (y) could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Purchaser.

         4.6      SEC FILINGS; FINANCIAL STATEMENTS.

                  (a) Purchaser has made available to Company a correct and complete copy of each report, schedule, registration statement and definitive proxy statement filed by Purchaser with the SEC, which are all the forms, reports and documents required to be filed by Purchaser with the SEC. The Purchaser SEC Reports (A) were prepared in accordance with the requirements of the Securities Act or the Exchange Act, as the case may be, and (B) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of Purchaser's subsidiaries is required to file any reports or other documents with the SEC.

                  (b) Each set of consolidated financial statements (including, in each case, any related notes thereto) contained in the Purchaser SEC Reports was prepared in accordance with U.S. GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, do not contain footnotes as permitted by Form 10-Q of the Exchange Act) and each fairly presents the consolidated financial position of Purchaser and its subsidiaries at the respective dates thereof and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal adjustments which were not or are not expected to be material in amount.

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         4.7 BROKERS. Purchaser has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders' fees or agents' commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

         4.8 INVESTMENT INTENT; BLUE SKY. Purchaser is acquiring the Shares for investment for its own account, not as a nominee or agent, and not with the view to, or for resale in connection with, any distribution thereof.

         4.9 NO PUBLIC MARKET. Purchaser understands that no public market now exists for any of the securities issued by the Company and that the Company has made no assurances that a public market will ever exist for the Company's securities.

         4.10 RESTRICTIONS ON TRANSFER; RESTRICTIVE LEGENDS. Purchaser understands that the transfer of the Shares is restricted by applicable state and Federal securities laws.

         4.11 AUTHORIZATION. All action on the part of the Purchaser's partners, board of directors, and stockholders, as applicable, necessary for the authorization, execution, the purchase of and payment for the Shares and the performance of all of the Purchaser's obligations has been taken or will be taken prior to the Closing. This Agreement, when executed and delivered by the Purchaser, shall constitute valid and binding obligations of the Purchaser, enforceable in accordance with their terms, subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief or other equitable remedies.

         4.12 ACCREDITED INVESTOR. Purchaser is an "accredited investor" within the meaning of SEC Rule 501 or Regulation D, as presently in effect. The Purchaser acknowledges that it has had the opportunity to review this Agreement and the transactions contemplated by this Agreement with its own legal counsel. Purchaser is relying solely on its own legal counsel and not on the Company or any of the Company's agents for legal advice with respect to this investment or the transactions contemplated by this Agreement.

SECTION 5

CONDITIONS TO CLOSING OF THE PURCHASER.

         The Purchaser's obligation to purchase the Shares is, unless waived in writing by the Purchaser, subject to the fulfillment as of the date of such Closing of the following conditions:

         5.1 REPRESENTATIONS AND WARRANTIES CORRECT. The representations and warranties made by the Company in Section 3 hereof shall be true and correct in all material respects as of the date of the Closing.

         5.2 COVENANTS. All covenants, agreements and conditions contained in this Agreement to be performed or complied with by the Company on or prior to the Closing Date shall have been performed or complied with in all material respects.

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         5.3 BOARD OF DIRECTORS. Upon the Closing, the authorized number of the

Company's directors shall be 5 members 1 of whom shall be designated by the

Purchaser and 2 designated by the Company. The Directors designated by The Company are Xavier Roy (to become Chairman & CEO) and Shawn Manesh (independent Director).

         5.4 NO ORDER. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the sale of Shares illegal or otherwise prohibiting consummation of the transactions contemplated under this Agreement.

SECTION 6

                      CONDITIONS TO CLOSING OF THE COMPANY.

         The Company's obligation to sell the Shares at the Closing is subject to the fulfillment as of the date of such Closing of the following conditions:

         6.1 REPRESENTATIONS AND WARRANTIES CORRECT. The representations made in Section 4 hereof by the Purchaser purchasing at the Closing shall be true and correct as of the date of the Closing.

         6.2 COVENANTS. All covenants, agreements, and conditions contained in this Agreement to be performed or complied with by the Purchaser on or prior to the date of the Closing shall have been performed or complied with in all material respects.

         6.3 NO ORDER. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the sale of Shares illegal or otherwise prohibiting consummation of the transactions contemplated under this Agreement.

         6.4 CONDITIONS SUBSEQUENT. The Purchaser agrees that the Terms of outstanding loans from shareholders of the Purchaser to the Purchaser as at the date of Closing will be renegotiated and redocumented within 30 days of Closing to reflect a repayment period of two years.

SECTION 7

ADDITIONAL AGREEMENTS

         7.1 EMPLOYMENT AGREEMENTS. Upon completion of execution of this Agreement, the Company agrees to order its nominated representatives to the Board of Directors of the Purchaser not to terminate current Employment Agreements for Tae Ho Kim and Sang Ho Kim and to extend

CUSIP No. 748 35U 10 9

the term of the said Employment Agreements for a period of three years commencing from the Closing. However, in the event that the Edgetech Service business (defined substantially as all of the operations of the Canadian subsidiary of the Purchaser) are sold to or merged with another entity that is not affiliated with the Purchaser the Employment Agreements will be assigned to that entity. If the Employment Agreements are assigned to another entity and the Purchaser will be released from any liability or obligations arising from the Employment Agreements. In the event that the Employment Agreements are terminated prior to 36 (thirty six) months from the date of Closing, the Purchaser will pay the greater of $100,000 or the amount unpaid according to the Employment Agreements.

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SECTION 8

MISCELLANEOUS

         8.1 GOVERNING LAW. This Agreement shall be governed in all respects by the internal laws of the State of Nevada.

         8.2 ENTIRE AGREEMENT. This Agreement, including the exhibits hereto, constitutes the full and entire understanding and agreement among the parties with regard to the subjects hereof and thereof, and no party shall be liable or bound to any other party in any manner by any warranties, representations or covenants except as specifically set forth herein or therein. Except as expressly provided herein, neither this Agreement nor any term hereof may be amended, waived, discharged or terminated other than by a written instrument signed by the party against whom enforcement of any such amendment, waiver, discharge or termination is sought.

         8.3 NOTICES, ETC. All notices and other communications required or permitted hereunder shall be in writing and shall be mailed by registered or certified mail, postage prepaid, or otherwise delivered by facsimile transmission, by hand or by messenger, addressed:

                  (a)    if to the Company, to:

                          Web’s Biggest, Inc.

                          501 Santa Monica Boulevard, Suite 601

                          Santa Monica, CA, 90401

                          Attn:  Xavier Roy

                          Fax:  (310) 393 5455

                  (b)   if to the Purchaser, to:

                          Edgetech Services, Inc.

                          18 Wynford Drive
                          Suite 704
                          Toronto, Ontario
                          M3C 3S2

Each such notice or other communication shall for all purposes of this Agreement be treated as effective or having been given when received if delivered personally, if sent by facsimile, the first business day after the date of confirmation that the facsimile has been successfully transmitted to the facsimile number for the party notified, or, if sent by mail, at the earlier of its receipt or 72 hours after the same has been deposited in a regularly maintained receptacle for the deposit of the United States mail, addressed and mailed as aforesaid.

         8.4 DELAYS OR OMISSIONS. Except as expressly provided herein, no delay or omission to exercise any right, power or remedy accruing to any party, upon any breach or default of another party under this Agreement, shall impair any such right, power or remedy of such party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar

CUSIP No. 748 35U 10 9

breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

         8.5 COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which shall be an original, and all of which together shall constitute one instrument.

         8.6 SEVERABILITY. In the event that any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Agreement shall continue in full force and effect without said provision, which shall be replaced with an enforceable provision closest in intent and economic effect as the severed provision; PROVIDED HOWEVER, that no such severability shall be effective if it materially changes the economic benefit of this Agreement to any party.

         8.7 TITLES AND SUBTITLES. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

         8.8 SUCCESSORS AND ASSIGNS. This Agreement shall not be assigned without the consent of both parties to the Agreement. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties (including transferees of any Shares). Nothing in this Agreement, express or implied, is intended to confer upon any party, other than the parties hereto or their respective successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

         8.9 NO SURVIVAL OF REPRESENTATIONS AND WARRANTIES. The representations and warranties of this Agreement shall not survive the Closing of this

Agreement.

         8.10 AMENDMENTS AND WAIVERS. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with written consent of the Company and the Purchaser.

The foregoing agreement is hereby executed effective as of the date first set forth above.

"COMPANY"

"PURCHASER"

CUSIP No. 748 35U 10 9

Web’s Biggest, INC.,

Edgetech Services INC.

a California corporation

A Nevada Corporation

By:

By:

---------------------------

-------------------------

Name:

Name:

-------------------------

-----------------------

Title:

Title:

------------------------

----------------------

"SELLER"

Advisers, LLC,

An Iowa Limited Liability Corporation

By:

---------------------------

Name:

-------------------------

Title:

------------------------

"SELLER"

Xavier Roy

By:

---------------------------

CUSIP No. 748 35U 10 9

Name:

-------------------------

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:

Nov 25 05

By:

/s/ Paul Aunger